Mail Stop 4561

March 8, 2007

Mr. Charles J. Viater
President and Chief Executive Officer
MFB Corp.
4100 Edison Lakes Parkway, Suite 300
Mishawaka, IN 46545

> **Re:** **MFB Corp.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 1-12279**

Dear Mr. Viater:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief